FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-140456
DATED JUNE 18, 2008

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement, if you so request by calling toll-free 1-800-609-2268.

Indicative Terms and Conditions

Issuer	: Eksportfinans ASA

Rating	: Aaa (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Principal Amount	USD 5,000,000.00

CUSIP	: [●]

Trade Date	: June 18, 2008

Issue Date
:     July 25, 2008. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, July 25, 2008 shall be the date for payment of funds and delivery of notes for all of the notes sold pursuant to the offering.

Maturity Date	: July 25, 2028

Issue Price	: 100.00%

Redemption Price	: 100.00%

Denomination	: USD 10,000.00

Coupon per Denomination	: Year 1 - 6: Denomination x 8.00% x n/N x Day Count Fraction

Years 7 - 12: Denomination x 9.00% x n/N x Day Count Fraction

Years 13 - 20: Denomination x 10.00% x n/N x Day Count Fraction

Where:

      “n” is the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate as observed on such calendar day fixes on or within the Corridor Range for that Interest Period.

“N” is the total number of calendar days in the Interest Period corresponding to “n” above.

Interest Period
:     The period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Reference Rate	: 6 month USD-LIBOR-BBA with a designated maturity of 6 months which appears on Reuters Page ISDA FIX1 as of 11:00 a.m. (London time) on each London Business Day.

Reference Rate Observation	: The Calculation Agent shall observe the Reference Rate on each calendar day in an Interest Period. Provided that:

      (1) Prior to the Rate Cut Off Date, the Reference Rate for a calendar day that is a non-London Business Day shall be deemed to be the Reference Rate as observed on the previous day that was a Business Day.

      (2) The Reference Rate for the period after the Rate Cut Off Date through to the end of such Interest Period shall be deemed to be the Reference Rate as observed on the Rate Cut Off Date for that Interest Period.

Rate Cut Off Date	: 5 Business Days prior to the Interest Payment Date for the relevant Interest Period.

Corridor Range for the relevant Interest Period	: 0.00% to 7.00%

Day Count Fraction	: 30/360

Interest Payment Dates	: Quarterly on each of 25 October, 25 January, 25 April and 25 July (unadjusted)

Issuer Call Option
:     The Issuer has the right on every Interest Payment Date commencing on or after July 25, 2009 to and including July 25, 2028 to call the notes in whole at the Redemption Price, provided that the Issuer gives 5 Business Days notice of its intention to call the notes. All amounts that may otherwise be payable following the call date shall cease to be payable.

Call Notice Period	: 5 Business Days.

Business Days	: For Payments: London and New York Business Days For Call Notice Period: London, Oslo and New York Business Days For Reference Rate Observation and Rate Cut Off Date: London Business Days

Calculation Agent	: Nomura Global Financial Products Inc.

Applicable Selling Restriction
:     See prospectus supplement and prospectus. No purchase, offer, sale, resale or delivery of any Notes or distribution of any offering material relating to the Notes may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Issuer or the Calculation Agent.

Underwriter	: Nomura Securities International, Inc.

Listing	: The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Taxation in the United States	: The notes will be treated as contingent payment debt instruments, as described under “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

SUPPLEMENTAL RISK FACTORS

As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the Reference Rate and to other events that are difficult to predict and beyond our control. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing in notes that pay interest at a rate equal to the Reference Rate. You should carefully consider the following risks before investing in the notes.

The return on the notes may be less than that of other debt securities of comparable maturity or less than interest rates available in the market

Prospective investors should consider an investment in the notes if they believe that the Reference Rate will remain within the Corridor Range for the relevant Interest Period. Should the Reference Rate increase or decrease outside the Corridor Range for the relevant Interest Period, you may earn less than the return you could have received on other debt securities of comparable maturity. The yield to the Maturity Date may not fully compensate holders for any opportunity cost taking into account inflation and other factors relating to the time value of money.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the Issue Date (as determined by reference to pricing models used by Nomura Securities International, Inc.) may be less than the original issue price.

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the Underwriter makes a market in the notes, the price quoted by the Underwriter would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by Nomura Securities International, Inc.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the Underwriter. Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.

There is no assurance that the agent or any other party will be willing to purchase your notes and, in this regard, the Underwriter is not obligated to make a market in the notes.

The notes are subject to optional redemption

The notes are subject to our option to redeem the notes, which could occur as early as July 25, 2009 and on each Interest Payment Date thereafter. If we exercise our option to redeem the notes, the holder bears the risk of reinvestment, which may be at rates of return less than the holder would have received had we not exercised our option to redeem the notes.

The market price of your notes may be influenced by many unpredictable factors.

The following factors, nearly all of which are beyond our control, will influence the market value of your notes:

•	interest and yield rates, including the level and volatility of the Reference Rate,

•	economic, financial, regulatory, political, military and other events that affect interest rates generally and the Reference Rate in particular,

•	events in the equity market, bond market and foreign exchange market,

•	the time remaining until your notes mature, and

•	our creditworthiness.

These factors will influence the price you will receive if you sell your notes prior to the Maturity Date. It is not possible to predict the future performance of the Reference Rate based on their historical performance.

As Calculation Agent, Nomura Global Financial Products Inc. will have the authority to make determinations that could affect the market value of your notes.

As Calculation Agent for the notes, Nomura Global Financial Products Inc. will have sole discretion in making various determinations that affect your notes, including among other things, the amount of interest paid on each Interest Payment Date. The Calculation Agent will exercise its judgment when performing its functions. For example, if the Reuters page specified in the definition of “6 month USD-LIBOR-BBA”, or a successor page thereto, is not available on any Business Day during the Interest Reference Period, the Calculation Agent will be required to determine the Reference Rate for such date in a commercially reasonable manner. These determinations by the calculation agent may affect the market value of the notes.

Secondary trading in the notes may be limited.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agent and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agent or its affiliates.

Tax consequences.

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. If you are a U.S. Holder (as defined in the prospectus), you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

HISTORICAL PERFORMANCE

The following graph shows the 6 month USD-LIBOR-BBA for the final calendar day of each month since June 16, 2003 through June 16, 2008. Since June 16, 2003, the 6 month USD-LIBOR-BBA has experienced significant fluctuations. Any historical trend during any period shown above is not an indication that the 6 month USD-LIBOR-BBA is more or less likely to increase or decrease at any time during the life of your note. You should not take the historical levels of the 6 month USD-LIBOR-BBA as an indication of future performance. The Issuer cannot give you any assurance that the future 6 month USD-LIBOR-BBA will result in you receiving any amount greater than the outstanding principal amount of your note on the Maturity Date.

TAXATION IN THE UNITED STATES

The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. Federal income tax consequences that may be relevant to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold that note as a capital asset.

This summary does not address all U.S. Federal income tax matters that may be relevant to you. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities, currencies or notional principal contracts,

•	tax-exempt entities,

•	regulated investment companies,

•	real estate investment trusts,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons whose “functional currency” is not the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more of our voting shares or interests treated as equity, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available on the date of this pricing supplement. All of these are subject to change, and any changes could apply retroactively and could affect the tax consequences described below. No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, we cannot assure you that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. You should consult your own tax advisors with respect to the U.S. Federal, state, local and foreign tax consequences of your acquiring, owning or disposing of the notes.

In this summary, a “U.S. Holder” is a beneficial owner of a note that is, for U.S. Federal income tax purposes:

•	a citizen or individual resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia),

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

As provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, that were treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding a note, you should consult your tax advisor regarding an investment in the notes under its particular situation.

General

The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (the IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDIs) subject to the U.S. Treasury regulations governing CPDIs (the CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. The remainder of this discussion assumes that the notes are treated as described above.

Prospective investors should consult their own tax advisors regarding the proper treatment of the notes for U.S. Federal income tax purposes and the tax consequences of an investment in the notes under the Federal, state and local laws of the United States and any other jurisdiction where the investor may be subject to taxation with respect to their own particular situation.

For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require you to apply the “non-contingent bond method”. As generally described below, the non-contingent bond method requires a U.S. holder (as defined in the prospectus) to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. Under the non-contingent bond method, for each accrual period prior to and including the Maturity Date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and you must include such amounts as ordinary interest income for each day in the accrual period on which you have held the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, we would be required, solely for U.S. Federal income tax purposes, to provide a schedule (the Schedule) of the projected amounts of payments (the Projected Payments) on the notes. The Schedule must produce the comparable yield.

It is not entirely clear how, under the CPDI Regulations, the maturity date for debt instruments such as the notes that provide for a call right or exchange right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your note based on the assumption that your note will remain outstanding until the stated maturity date and the projected contingent payment will be made at that time, and we intend to make the computation in this manner.

The comparable yield and the Schedule are used to determine accruals of OID for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.

Generally, if during any taxable year the sum of any actual payments (including the fair market value of any property received in that year as well as any regular interest payments received) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the Maturity Date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce your interest income with respect to the notes for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments).

Sale, Exchange, Retirement or other Disposition of Notes

Generally, upon the sale, exchange or retirement or other disposition of notes, you will recognize gain or loss equal to the difference between the amount realized and your adjusted basis (as determined below) in such notes. Any gain will be treated as ordinary interest income. Generally, any loss will be treated as ordinary loss to the extent your total OID inclusions exceed the total net negative adjustments (if any) that you took into account as an ordinary loss. The remaining loss (if any) will be a capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses. In determining the amount realized with respect to notes held to maturity, you will be treated as receiving the projected amount of any contingent payment due at maturity for such notes. If the amount received is different from the Projected Payment, the amount realized by you at maturity will be reduced by any net negative adjustment carryforwards. With respect to any unscheduled retirement of notes, your amount realized will equal the amount paid by us with respect to the notes retired. Your adjusted basis in notes will equal (1) your initial basis in notes determined by the cost of such notes, (2) increased by the OID accrued on the notes based on the noncontingent bond method described above (and without regard to any positive or negative adjustments), and (3) reduced by any non-contingent payment and the projected amount (as opposed to the actual amount) of any contingent payment previously made on such notes. Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring the notes with such discount or premium, if any, should consult with their own tax advisers regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.

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